SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATE FINANCE
OFFICE OF INTERNATIONAL CORPORATE FINANCE
JUDICIARY PLAZA
450 FIFTH STREET NW
WASHINGTON DC 20549

02 MAR 28 AM 8:05

SUPPL

Madrid, March 2002

Re: TelePizza, S.A.(FILE NUMBER 82-5001)
ONGOING DISCLOSURE PURSUANT TO RULE 12 g3-2 (b) under the Securities Exchange Act of 1934

02028108

Ladies and Gentlemen:

On behalf of TelePizza, S.A., (the Company) and pursuant to the requirement of Rule 12g3-2(b) under the U.S.Securities Exchange Act of of 1934, as amended (the (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the SEC).

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents list below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of Spain, (ii) filed or become required to file with the Comisión Nacional del Mercado de Valores (The Spanish National Securities Market Commission or the "CNMV") and the Madrid , Barcelona , Bilbao and Valencia Stock Exchange (the Spanish Stock Exchanges" and which was or will be made public by the CNMV or the Spanish Stock Exchange, respectively or (iii) has distributed or become required to distribute to its security holders.

EXHIBIT 1.- TelePizza submits a copy of the information regarding 2001 results, filed with the C.N.M.V dated on 03/01/2002

.**EXHIBIT 2.-** TelePizza submits a copy of the presentation regarding 2001 results, filed with the C.N.M.V dated on 03/01/2002

PROCESSED
APR 10 2002
THOMSON
FINANCIAL

If you should have any questions or comments, please call the undersigned at 001 34 91 657 6200.

Very truly yours

Igor Albiol
Controller Director

3/28

Checks made through the Databases
Of Official Registries

Outstanding facts and other information

TELE PIZZA, S.A.

Date: 03/01/2002 **Outstanding Information 33740**

The Company submits a copy of the information regarding 2001 results..

INFORMATION REGARDING:

02 MAR 28 AM 8:03

SEMESTER: Second YEAR: 2002

I. INFORMATION REGARDING THE ISSUER

Corporate name:
Tele Pizza, S.A.

Registered offices:	Fiscal ID No.
C/ Azalea, 1. Edif. F. Miniparc 1. El Soto de la Moraleja (Madrid)	A78849676

Persons assuming liability for this information, offices they hold and identification of the powers or capacities under which they may represent the company:	Signature:
D. Fernando Zapater Marqués *Chief Executive Manager*	

CONTENTS OF THE SEMESTER REPORT
(insert X to mean it is included)

		Individual	Consolidated
I. Information regarding the issuer	0010	X	
II. Changes in the Consolidated Group	0020		X
III. Bases for the presentation and evaluation rules	0030	X	X
IV. Balance Sheet	0040	X	X
V. Profit and Loss Account	0050	X	X
VI. Distribution of the Net Turnover per Business	0060	X	X
VII. Number of Employees	0070	X	X
VIII. Business Development	0080	X	X
IX. Distributed Dividends	0090		
X. Significant Facts	0100	X	
XI. Explanatory Annex for Significant Facts	0110	X	
XII. Special Auditors' Report	0120		

II. CHANGES IN THE COMPANIES FORMING THE CONSOLIDATED GROUP (19)

The Changes regarding the companies included within the consolidation scope are the following;

Vending Pizza, S.A. And Vending Universe, S.L are not included in the consolidation scope.
EYDAL, S.A has been dissolved with a total cession of their assets and liabilities to Mixor, S.A.
Delivery Delta is not included in the consolidation scope

III. BASES FOR THE PRESENTATION AND EVALUATION RULES

(For the preparation of the data and information of a financial-accounting nature included within this public, periodic information, such criteria, evaluation rules and accounting principles as contained in the regulations in force regarding information of a financial-accounting nature to be incorporated in the annual accounts and intermediate financial statements of the industry to which the entity belongs shall be applied. Given the rare case, if any, that the accounting principles and criteria generally accepted and required by the applicable rules in force were not applied, such fact shall be pointed out and sufficiently argued, with explanations about the consequences that this failure might have on the assets, the financial situation and the results of the company or its consolidated group. Additionally and to a similar extent, any amendment that, where appropriate and with respect to the latest audited annual accounts, might have been introduced in the accounting principles used for the preparation of the information attached hereto, shall be recorded and accounted for. In the event that the same accounting principles, criteria and policies as used for the latest annual accounts have been applied and if the same comply with the provisions of the accounting rules in force applicable to the entity, please specify it).

To the exclusion of the paragraphs below, the same criteria and accounting principles taken into account for the consolidated annual accounts of the previous financial year closed as of 31 December 2000 have been applied hereto, the same complying with the rules in force.

Net turnover amount includes the royalties and any other amount coming from the franchising activity of the Group. These items used to be included under the other operating income line. The reclasification is made due to the higher weight of the franchising activity within the Group activities.

The profit and loss account of 2001 includes a provision by 6.03 million euros to reflect the lower value of the own shares. In 2000 the provision was charged directly against reserves and amounted to 15.7 million euros.

The 2001 results of Tele Pizza, S.A. (the parent company), are not comparable to the previous year's results, as some activities which traditionally were included under this company are now included under other group's companies.

Note: **If you need further space for the requested information, another sheets can be included**

IV. BALANCE SHEET FOR THE INDIVIDUAL COMPANY

Unit: thousands of Euros

ASSETS

		CURRENT F. YEAR	LAST F. YEAR
A) SHAREHOLDERS' LONG TERM DEBT	0200	0	0
I. Start-up expenses	0210	1,096	1,257
II. Intangible Assets	0220	14,848	14,992
II.1. Assets under capital leases	0221	3,252	3,252
II.2. Other Intangible Assets	0222	11,596	11,740
III. Tangible Assets	0230	55,875	52,870
IV. Financial Assets	0240	119,299	96,567
V. Long-term Own Shares	0250	13,529	19,558
VI. Long-term Trade Debtors	0255	2,058	0
B) FIXED ASSETS (1)	0260	**206,705**	**185,244**
C) DEFERRED EXPENSES (2)	0280	533	742
I. Shareholders' short term debt	0290	0	0
II. Stocks	0300	1,400	1,031
III. Debtors	0310	31,192	24,577
IV. Short-term Financial Investments	0320	33,286	30,555
V. Short-term Own shares	0330	0	0
VI. Cash and banks	0340	670	821
VII. Prepayments and accrued expenses	0350	1,075	389
D) CURRENT ASSETS	0360	**67,623**	**57,373**
TOTAL ASSETS (A+B+C+D)	0370	**274,861**	**243,359**

LIABILITIES

		CURRENT F. YEAR	LAST F. YEAR
I. Subscribed Capital	0500	6,708	6,708
II. Reserves	0510	69,448	63,220
III. Result from previous financial years	0520	0	0
IV. Results for the year	0530	-7,062	6,229
V. Dividend Prepayments made during the financial year	0550	0	0
A) CAPITAL AND RESERVES	0560	**69,094**	**76,157**
B) DEFERRED INCOME (3)	0590	0	0
C) PROVISIONS FOR RISKS AND LIABILITIES	0600	5,037	15,002
I. Issue of debentures and other negotiable securities	0610	0	0
II. Amounts owed to Credit Entities	0615	86,717	76,038
III. Amounts owed to Associated and Affiliated Companies	0620	0	0
IV. Long-term Trade Creditors	0625	0	0
V. Other Long-term Debts	0630	1,105	1,099
D) LONG-TERM LIABILITIES	0640	**87,822**	**77,137**
I. Issue of debentures and other negotiable securities	0650	0	0
II. Amounts owed to Credit Entities	0655	47,459	43,347
III. Amounts owed to Associated and Affiliated Companies	0660	36,026	10,838
IV. Trade Creditors	0665	23,766	15,706
V. Other Short-term Debts	0670	5,657	4,512
VI. Accruals and deferred income	0680	0	660
E) SHORT-TERM LIABILITIES	0690	**112,908**	**75,063**
F) PROVISIONS FOR SHORT-TERM RISKS AND LIABILITIES	0695	0	0
TOTAL LIABILITIES (A + B + C + D + E + F)	0700	**274,861**	**243,359**

V. INDIVIDUAL RESULTS OF THE COMPANY

Unit: thousands of Euros

			CURRENT F. YEAR		LAST F. YEAR	
			Amount	%	Amount	%
+	Net turnover amount (5)	0800	195,318	100.00%	193,613	100.00%
+	Other Income (6)	0810	8,374	4.29%	20,160	10.41%
+/-	Variations in the inventories of finished products and products in progress	0820	0	0.00%	0	0.00%
=	TOTAL VALUE OF PRODUCTION	0830	**203,692**	104.29%	**213,773**	110.41%
-	Net Purchases	0840	-89,516	-45.83%	-73,272	-37.84%
+/-	Variations in the inventories of goods for resale, raw materials and other consumables	0850	0	0.00%	0	0.00%
-	External and Working Expenses (7)	0860	-35,920	-18.39%	-40,157	-20.74%
=	ADJUSTED VALUE ADDED	0870	**78,256**	40.07%	**100,344**	51.83%
+/-	Other Expenses and Incomes (8)	0880	0	0.00%	-2,525	-1.30%
-	Personnel Cost	0890	-57,063	-29.22%	-61,296	-31.66%
=	GROSS OPERATING RESULTS	0900	**21,193**	10.85%	**36,523**	18.86%
-	Depreciation and Amortization	0910	-8,958	-4.59%	-9,014	-4.66%
-	Transfer for the Reversion Fund	0915	0	0.00%	0	0.00%
-	Variations in the Current Assets Provisions	0920	0	0.00%	51	0.03%
=	NET OPERANTING RESULTS	0930	**12,235**	6.26%	**27,560**	14.23%
+	Financial Income	0940	1,872	0.96%	1,700	0.88%
-	Financial Expenses	0950	-7,950	-4.07%	-5,467	-2.82%
+	Capitalized Exchange Interests and Differences	0960	531	0.27%	265	0.14%
-	Variations in the Current Assets Provisions (9)	0970	0	0.00%	0	0.00%
=	RESULTS FROM ORDINARY ACTIVITIES	1020	**6,688**	3.42%	**24,058**	12.43%
+/-	Results Accruing from Tangible, Intangible Fixed Assets and Investment Portfolio (11)	1021	-1,679	-0.86%	2,613	1.35%
-	Variations in the Provisions for Tangible, Intangible Fixed Assets and Investment Portfolio (12)	1023	-5,808	-2.97%	-2,015	-1.04%
+/-	Results from Transactions with Own Shares and Debentures (13)	1025	0	0.00%	2,419	1.25%
+/-	Results from Previous Years (14)	1026	-2,457	-1.26%	-1,928	-1.00%
+/-	Other Extraordinary Results (15)	1030	-10,708	-5.48%	-13,031	-6.73%
=	RESULTS BEFORE TAXES	1040	**-13,964**	-7.15%	**12,116**	6.26%
+/-	Corporate Tax and Others	1042	6,902	3.53%	-5,887	-3.04%
=	RESULTS FOR THE YEAR	1044	**-7,062**	-3.62%	**6,229**	3.22%

IV. BALANCE SHEET OF THE CONSOLIDATED GROUP

Unit: thousands of Euros

ASSETS

		CURRENT F. YEAR	LAST F. YEAR
A) SHAREHOLDERS' LONG TERM DEBT	1200		0
I. Start-up expenses	1210	2,454	4,936
II. Intangible Assets	1220	18,788	24,719
II.1. Assets under capital leases	1221	5,316	5,855
II.2. Other Intangible Assets	1222	13,472	18,863
III. Tangible Assets	1230	133,496	133,227
IV. Financial Assets	1240	16,209	6,444
V. Long-term Parent Company Shares	1250	13,529	19,558
VI. Long-term Trade Debtors	1255	10,818	0
B) FIXED ASSETS (1)	1260	**195,294**	**188,883**
C) CONSOLIDATED GOODWILL	1270	24,212	25,715
D) DEFERRED EXPENSES (2)	1280	715	789
I. Shareholders' short term debt	1290	0	0
II. Stocks	1300	12,137	12,783
III. Debtors	1310	48,840	43,423
IV. Temporary Financial Investments	1320	2,485	6,050
V. Short-term Parent Company shares	1330	0	0
VI. Cash and banks	1340	5,382	5,879
VII. Prepayments and Accrued Expenses	1350	1,787	776
E) CURRENT ASSETS	1360	**70,631**	**68,910**
TOTAL ASSETS (A + B + C + D + E)	1370	**290,852**	**284,297**

LIABILITIES

		CURRENT F. YEAR	LAST F. YEAR
I. Subscribed Capital	1500	6,708	6,708
II. Parent Company Reserves	1510	67,397	67,447
III. Retained Earnings in Consolidated Companies (16)	1520	8,604	6,243
IV. Foreign currency translation adjustment (17)	1530	5,280	2,609
V. Result Allocated to the Parent Company	1540	5,128	5,044
VI. Dividend prepayments made during the financial year	1550	0	0
A) CAPITAL AND RESERVES	1560	**93,116**	**88,051**
B) MINORITY INTERESTS	1570	2,530	3,025
C) NEGATIVE CONSOLIDATION DIFFERENCES	1580	408	408
D) DEFERRED INCOME (3)	1590	811	1,276
E) PROVISIONS FOR RISKS AND LIABILITIES	1600	3,111	5,579
I. Issue of debentures and other negotiable securities	1610	0	0
II. Amounts owed to Credit Entities	1615	88,938	78,495
III. Long-term Trade Creditors	1625	0	1,760
IV. Other Long-term Debts	1630	1,401	0
F) LONG-TERM LIABILITIES	1640	**90,339**	**80,255**
I. Issue of debentures and other negotiable securities	1650	0	0
II. Amounts owed to Credit Entities	1655	50,877	59,032
III. Trade Creditors	1665	33,996	34,711
IV. Other Short-term Debts	1670	15,665	10,743
V. Accruals and deferred income	1680	0	1,218
G) SHORT-TERM LIABILITIES	1690	**100,537**	**105,703**
H) PROVISIONS FOR SHORT-TERM RISKS AND LIABILITIES	1695	0	0
TOTAL LIABILITIES (A + B + C + D + E + F + G + H)	1700	**290,852**	**284,297**

V. RESULTS OF THE CONSOLIDATED GROUP

Unit: thousands of Euros

	Code	CURRENT F. YEAR Amount	CURRENT F. YEAR %	LAST F. YEAR Amount	LAST F. YEAR %
+ Net turnover amount (5)	1800	328,216	100.00%	328,555	100.00%
+ Other Income (6)	1810	14,105	4.30%	16,804	5.11%
+/- Variations in the inventories of finished products and product	1820	0	0.00%	0	0.00%
= TOTAL VALUE OF PRODUCTION	1830	**342,321**	104.30%	**345,359**	105.11%
- Net Purchases	1840	-92,108	-28.06%	-94,172	-28.66%
+/- Variations in the inventories of goods for resale, raw materials and other consumables	1850	0	0.00%	0	0.00%
- External and Working Expenses (7)	1860	-87,601	-26.69%	-83,316	-25.36%
= ADJUSTED VALUE ADDED	1870	**162,612**	49.54%	**167,871**	51.09%
+/- Other Expenses and Incomes (8)	1880	0	0.00%	0	0.00%
- Personnel Cost	1890	-109,980	-33.51%	-116,166	-35.36%
= GROSS OPERATING RESULTS	1900	**52,632**	16.04%	**51,705**	15.74%
- Depreciation and Amortization	1910	-20,436	-6.23%	-19,961	-6.08%
- Transfer for the Reversion Fund	1915	0	0.00%	0	0.00%
- Variations in the Current Assets Provisions (9)	1920	0	0.00%	0	0.00%
= NET OPERATING RESULTS	1930	**32,196**	9.81%	**31,744**	9.66%
+ Financial Income	1940	2,962	0.90%	517	0.16%
- Financial Expenses	1950	-7,640	-2.33%	-6,137	-1.87%
+ Capitalized Exchange Interest and Differences	1960	531	0.16%	265	0.08%
- Transfer for Amortization and Financial Provisions (10)	1970	0	0.00%	0	0.00%
+/- Conversion Results (18)	1980	0	0.00%	0	0.00%
+/- Share in profits from companies consolidated under equity method	1990	-2,339	-0.71%	-297	-0.09%
- Amortization of the Consolidated Goodwill	2000	-1,496	-0.46%	-1,475	-0.45%
+ Reversion of Negative Consolidation Differences	2010	0	0.00%	991	0.30%
= RESULTS FROM ORDINARY ACTIVITIES	2020	**24,214**	7.38%	**25,608**	7.79%
+/- Results Accruing from Tangible, Intangible Fixed Assets and Investment Portfolio (11)	2021	-7,431	-2.26%	2,698	0.82%
- Variations in the Provisions for Tangible, Intangible Fixed Assets and Investment Portfolio (12)	2023	0	0.00%	0	0.00%
+/- Results from Transactions with Own Shares and Debentures (13)	2025	0	0.00%	2,419	0.74%
+/- Results from Previous Years (14)	2026	-2,466	-0.75%	-1,928	-0.59%
+/- Other Extraordinary Results (15)	2030	-9,324	-2.84%	-17,368	-5.29%
= CONSOLIDATED RESULTS BEFORE TAXES	2040	**4,993**	1.52%	**11,429**	3.48%
+/- Tax on Profits	2042	71	0.02%	-5,633	-1.71%
= CONSOLIDATED RESULTS FOR THE FINANCIAL YEAR	2044	**5,064**	1.54%	**5,796**	1.76%
+/- Results allocated to minority interests	2050	64	0.02%	-752	-0.23%
= RESULTS ALLOCATED TO THE PARENT COMPANY	2060	**5,128**	1.56%	**5,044**	1.54%

0

VI. DISTRIBUTION OF THE NET TURNOVER AMOUNT PER BUSINESS

BUSINESS		INDIVIDUAL Current year	INDIVIDUAL Last year	CONSOLIDATED Current year	CONSOLIDATED Last year
Factory sales	2100	50,024	51,813	41,909	39,338
Outlet sales	2105	127,018	141,800	251,899	289,217
Other sales	2110	18,276	0	34,409	
	2115				
	2120				
	2125				
	2130				
	2135				
	2140				
Works Performed pending Certification (*)	2145				
Total I. N. C. N	2150	**195,318**	**193,613**	**328,217**	**328,555**
Internal Market	2160	193,326	191,259	235,420	239,923
Exports: European Union	2170	1,795	1,929	34,762	33,021
OEDC Countries	2173	144	241	49,169	46,717
Other Countries	2175	53	183	9,204	8,894

(*) To be filled in only by Building Companies

VII. AVERAGE NUMBER OF EMPLOYEES DURING THIS CURRENT PERIOD

		INDIVIDUAL Current year	INDIVIDUAL Last year	CONSOLIDATED Current year	CONSOLIDATED Last year
TOTAL NUMBER OF EMPLOYEES	3000	3,370	3,881	9,360	10,217

VIII. BUSINESS DEVELOPMENT

(In addition to complying with the provisions of the instructions for filling in this semester report, the information herein contained should also specifically mention the following aspects: development of the income amount and of the costs external to the said income; formation and analysis of the main transactions which resulted in obtaining extraordinary results; comments on the most significant investment and des-investment transactions, explaining their effect on the acting background of the company and, in particular, on the cash and banks thereof; sufficient explanation of the nature and effects of any item which may have caused an outstanding variation in the amount of income or in the results of the company during the current semester with respect to the reports from the previous quarter).

TelePizza Group has obtained a consolidated net profit in the amount of 5.13 million euros, which means an increase of 1.8 per cent with respect to the 5.04 million euros reached in 2000.

The said net profit has been affected by the extraordinary results which have amounted up to 19.22 million euros. These extraordinary results have been mainly due to the closure of the operations in United Kingdom and Morocco as well as due to the provision to reflect the lower value of the own stock which the company holds for the stock options plans for its employees.

The company has obtained the said results after reaching an operating income of 342.85 million euros, which means a slight decrease of 0.73 per cent with respect to the 345.36 million euros reached in 2000.

VIII. BUSINESS DEVELOPMENT

(In addition to complying with the provisions of the instructions for filling in this semester report, the information herein contained should also specifically mention the following aspects: development of the income amount and of the costs external to the said income; formation and analysis of the main transactions which resulted in obtaining extraordinary results; comments on the most significant investment and des-investment transactions, explaining their effect on the acting background of the company and, in particular, on the cash and banks thereof; sufficient explanation of the nature and effects of any item which may have caused an outstanding variation in the amount of income or in the results of the company during the current semester with respect to the reports from the previous quarter).

EBITDA has increased 2.8 per cent amounting to 53.16 million euros which compares with the 51.7 million euros achieved in 2000.

During the year 2001, TelePizza has undertaken a reorganisation of its international area, going forward with the development of operations in Portugal, Poland and Chile. TelePizza has redesigned its activity in Mexico through the joint venture with the Campero Group and starting with said Group the operations in Central America (Guatemala, El Salvador, Honduras etc.)

TelePizza goes on with its development through franchises. During this year the company has put into place its new franchise support structure, getting important improvements in relation with the quality of the support to franchisees, these improvements have been acknowledge by the (AEDEF) Spanish Association for the defence of the franchisees, which has awarded TelePizza with a prize.

During 2001, TelePizza has launched its new concept La Piazza, which is specially designed for in-restaurant consumption, being the first fast service chain offering pizza as main product within a wide range offer of products. At year-end seven stores have been operating under this concept. Another 14 openings are estimated for 2002.

In parallel, TelePizza has carried out its expansion plan in urban areas with population under 30,000 inhabitants concluding 2001 with 21 franchised stores operating and another 20 in the process of opening.

The company has concluded the year 2001 with a total of 867 stores, which compares with the 848 stores opened at the end of 2000.

Note: If you need further space for the requested information, another sheets can be included

0

IX. DIVIDENDS DISTRIBUTED DURING THE PERIOD

(Any dividend distributed since the beginning of the fiscal year will be mentioned).

		% on joint stock	Euros per share	Amount (thousand euros)
1. Common Stock	3100			
2. Preferred Stock	3110			
3. Shares with no voting rights	3120			

Additional information about the distribution of dividends (prepayments, supplementary, etc.)

X. SIGNIFICANT FACTS (*)

		YES	NO
1. Acquisitions or transfers of shares in the joint stock of listed companies qualifying the duty to inform as provided for in Sec. 53 of the LMV (Stock Exchange Act) (5 per cent and multiples).	3200		X
2. Acquisition of treasury stock qualifying the duty to inform in compliance with the additional provision no. 1 of the LSA (Public Limited Liability Companies Act) (1 per 100).	3210		x
3. Other significant increases or decreases of fixed assets (stakes above 10% in unlisted companies, in important material investments or disinvestment, etc.)	3220		x
4. Increases and reductions of the joint stock or of the securities' value.	3230		x
5. Issues, refunds or cancellation of loans.	3240		X
6. Changes in Managers or in the Board of Directors.	3250	X	
7. Amendments of the Articles of Association.	3260		X
8. Conversions, mergers or splits.	3270		X
9. Changes in the institutional regularisation of the trade, with a significant effect on the economic or financial situation of the company or of the Group.	3280		X
10. Litigation, suits or other proceedings that may significantly affect the situation of the estate of the Company or Group.	3290		X
11. Insolvency proceedings, temporary receivership, etc.	3310		X
12. Special limitation, transfer or total or partial waive agreements regarding political and economic rights derived from the shares in the Company.	3320		X
13. Strategic agreements with national and international groups (exchange of share packages, etc.)	3330	X	
14. Other significant facts.	3340	X	

(*) Mark with an "X" the appropriate box; in the event of answering "yes", attach an explanatory annex with details on the date of communication to the CNMV and the SRVB.

XI. EXPLANATORY ANNEX FOR SIGNIFICANT FACTS

As of 15th January 2001 TelePizza and Goody's incorporate TelePizza Hellas for its expansion in Greece.
TelePizza Hellas is the company that will carry out the opening of own and franchise outlets in Greece until the year 2005.

As of 20nd February 2001 the Board of Directors of TelePizza ratifies the Intent Agreement regarding the subsidiary company TelePizza France, S.A. consisting in the transfer of the retail business of the said company and the subscription of a master franchise agreement for the French territory. The said agreement substitutes and replaces the one entered into as of 14th November with JETPIZZA, which became null and void.

As of 22nd February 2001 TelePizza informs of the subscription of an Intent Agreement with Pollo Campero for the purposes of developing a Double Pilot Plan for the joint creation and working of restaurants in Mexico and Central America.

As of 27th February 2001 TelePizza submits a copy of the information regarding the fiscal year 2000 together with a press release where it informs of having obtained an EBITDA in the amount of 51.77 million euros, 20 millions of which were alloted to accounting reorganisation and supplies.

As of 11st April 2001 TelePizza sends information regarding new individual and consolidated annual accounts related to the second half of 2000 year, once the annual accounts have been submitted to TelePizza Board of Directors, giving detail of the differences with the information previously reported.

As of 7th of May 2001, The Board of Directors appoints Mr. Fernando Zapater as new Board Member and General Director.

As of 17th of May 2001 TelePizza sends information regarding its first quarter results

As of 24th of May 2001 TelePizza informs that the General Shareholders Meeting of Vending Pizza, S.A. (a TelePizza subsidary) has agreed to dissolve the company and enter into the liquidation process.

As of 31st of May 2001 The Board of Directors of TelePizza at its meeting held on 29th May 2001, decided to summon a General Shareholders Meeting on 21st and 22nd of June, at first and second hearing respectively.

As of 20 of June 2001; Telepizza and Campero Internacional Corporación sign respective agreements for their expansion in Mexico and Central America.

As of 22nd of June 2001 the company submits the agreements passed at the General Shareholders Meeting held on second hearing on the 22nd of June 2001.

As of 29th of June 2001 TelePizza and Campero Internacional Corporación sign a Joint Venture agreement for the joint development of their business activities in Mexico.

As of 26th of July 2001, Telepizza submits information regarding First Half 2001 Results, which amounted to 10.99 million of euros.

Note: If you need further space for the requested information, another sheets can be included

XI. EXPLANATORY ANNEX FOR SIGNIFICANT FACTS

As of 03th of September 2001, Tele Pizza Group submits a copy of de information regarding 2001 first half results.

As of 26th of September 2001, Tele Pizza informs that Mr Fernando Zapater current board Member and General Director has being appointed Chief Executive Officer.

As of 18th of October 2001, Tele Pizza informs that it is not involve in any negotiations which may result in a possible take-over bid over Tele Pizza shares.

As of 14th of November 2001, The Company informs that the net profit allocated to the parent company for the period from January to September 2001 has been 13.75 millions of euros.

As of 22nd of January 2002, Tele Pizza informs that, as of 01/18/02, the company has signed a promissory purchase contract with the entity COMMERZ GRUNDBESITZ SPEZIALFONDS Gmbh, regarding a building under development.The purchaser has agreed to pay to the vendor a total price of 25,242,508 euros for the completed property.

As of 01st of February 2002, Tele Pizza S.A and the Greek company Goody's S.A. have decided in mutual agreement to suspend the joint plans that would have been developed through the Greek company Tele Pizza Hellas.

XII. SPECIAL AUDITORS' REPORT

(This part shall only be filled in with information regarding the first Semester of the fiscal year following the last closed and audited one, and shall be applicable to those issuing companies which, in compliance with the provisions of subparagraph 13 of the Ministerial Order dated 18th January 1991, are liable to submit a special report by its auditors, when the auditors' report regarding the immediately preceding annual accounts has denied the opinion or contains a negative or qualified opinion. The same shall mention that the said special auditors' report is included as an annex to the semester information, and shall include a copy of the information or declarations given or made by the Managers of the Company about the updated position of the qualifications mentioned by the auditor in its report of the annual accounts of the previous year and that, in compliance with the applicable Technical Auditing Accounts, would have been useful for the preparation of the said special report).

NOTA: En caso de ser insuficiente el espacio reservado en este cuadro apara las explicaciones solicitadas, la sociedad podrá adjuntar cuantas hojas adicionales considere necesarias.

Outstanding facts and other information

Checks made through the Databases
Of Official Registries

Outstanding facts and other information

TELE PIZZA, S.A.

Date: 03/01/2002 **Other Information 12059**

The Company submits a copy of the presentation regarding 2001 results..

TELEPIZZA®

2001 Results

March 2001

2001 ACTIVITY

TELEPIZZA®

SPAIN

TELEPIZZA®

Operations: Stores

- **Implementation of new control structure over company owned outlets**
  - » Reduction of jerarquical levels
  - » Nearer to the shopfloor

  → Improvement in store variable margin

- **Implementation of new franchise support structure**
  - » Creation of the franchise consultant figure
  - » Advice in store set up and opening
  - » Canalizing communication channels between company and franchisee

- **Implementation of new management information system (SAGA)**

TELEPIZZA®

Marketing

- On-going market research for the detection of new consumption trends
- Creation of consumer focussed work methodology

TELEPIZZA®

Marketing

- **Orientation towards integrated customer database management**
  - » Analysis of information requirements in order to design CRM (Customer Relationship Management)
  - » Management consulting outsourcing
- **Operations marketing activities :**
  - » Innovation: Launch of two new pizza varieties
  - » Promotional marketing segmentation by customer type

TELEPIZZA®

Expansion in urban areas with population of less than 30.000

- **2001**
  - » 21 franchised stores in operation
  - » 20 stores in opening process

TelePizza®

Restaurants

- **Creation of new brand : La Piazza**
  - TelePizza proposed alternative for eating-out consumers
  - Fast Food concept design for commercial centres

- **7 restaurants operating at December 2001**

Global Plan for Factory

- Commencing building work for the new factory in Daganzo (Madrid)

- Production activities will start in the last quarter of 2002

TELEPIZZA®

INTERNATIONAL

TELEPIZZA®

International

- **Portugal, Poland and Chile;**
  - TelePizza continues to be the pizza delivery leader
  - Marketing adaptation to country peculiarities
  - Implementing successful initiatives from Spain
  - Selective criteria for the opening of new stores
- **France;** Masterfranchise agreement with local partner with wide expertise in the industry
  - TelePizza still manages the production and distribution business.
- **Mexico;**
  - Joint Venture agreement with Pollo Campero Group
  - Under Pollo Campero management since September 2001
  - Three outlet concepts:
    - TelePizza store
    - Pollo Campero store
    - Joint TelePizza – Pollo Campero concept store
  - 13 stores already refurbished at December 2001

TELEPIZZA®

SISTEMA DE PUNTOS

A partir del próximo 1 de Enero, Repartidores, Auxiliares de Tienda y Cuponeadores podrán beneficiarse de un Sistema de Puntos, mediante el que obtendrán unos puntos que serán canjeables por una serie de regalos que aparecerán en un catálogo que se enviará a todas las tiendas.

1. QUIÉN SE PUEDE BENEFICIAR DE ESTE SISTEMA:

- Si tienes la categoría de Repartidor, Auxiliar de Tienda o Cuponeador
- Y desempeñas tu puesto en una tienda propia Telepizza
- Y has sido alta en la Compañía antes del día 1/1/02 ó desde este día y hasta el 30/9/02.

2. CRITERIOS PARA LA OBTENCIÓN DE PUNTOS

Las situaciones que te harán conseguir puntos serán las siguientes:

a) Si incorporas un nuevo empleado (qué deberá tener una permanencia mínima en la empresa de 3 meses y que en ningún caso podrá tratarse de antiguos empleados). Conseguirás en el momento en que el nuevo empleado cumpla 3 meses de antigüedad **150 puntos**

b).Por cada día que trabajes en periodos de incremento de venta considerable (Estos periodos se pueden consultar en Intranet) conseguirás **15 puntos**

c).Por cada Domingo que trabajes (en cualquier franja horaria a partir de la hora de apertura de la tienda) conseguirás **15 puntos**

d).Por cada Viernes y Sábado en los que empieces a trabajar a partir de las 19:00 horas, conseguirás **15 puntos**

e).Por cada día trabajado en periodo de vacaciones escolares en Diciembre, Enero , Marzo y Abril conseguirás **5 puntos**

Días considerados de vacaciones escolares:
20,21,22,23,24,25,26,27,28,29,30 y 31 de Diciembre
1,2,3,4,5,6,7,8,9 y 10 de Enero
28,29,30 y 31 de Marzo
1 de Abril

f).Por cada día que trabajes durante los meses de Julio y Agosto conseguirás **5 puntos**

g).En el día de tu cumpleaños conseguirás **50 puntos**

h).Por cada día Telepuntos que trabajes conseguirás **15 puntos**

Días Telepuntos: 1 y 7 de Enero, 16,28 y 29 de Marzo, 1 de Abril, 1 y 15 de Mayo, 30 de Junio, 15 de Agosto, 12 y 22 de Octubre, 1 de Noviembre, 6,8 y 25 de Diciembre

i).Por Aniversario Telepuntos (tomando como punto de partida el 1/1/02, por cada mes que cumplas de alta en la Compañía) conseguirás **15 puntos**

Internacional

- **United Kingdom and Morocco;**
  - » Decision of discontinuing operations, following company strategy focused on foreign expansion in profitable countries and new geographic areas through local partner alliances.

TELEPIZZA®

International Development

- **Alliance with Pollo Campero Group in Central America;**
  - » One "Free Stander" store TelePizza concept (January 2002)
  - » Four joint concept stores with Pollo Campero (January 2002)

TELEPIZZA®

2001 Results

TelePizza®

EBITDA Trend


15.00
10.00
5.00
0.00
15.26
13.29
15.46
16.07
11.65
11.71
9.34
12.09
1st Quarter
2nd Quarter
3er Quarter
4th Quarter
2000
2001

Figures in euro million

Preliminary 2001 data before auditing

TELEPIZZA®

Chain Sales

	2000	2001	2001 vs 2000
SPAIN	**316.28**	**305.95**	**-3.3%**
INTERNATIONAL	**93.09**	**88.01**	**-5.5%**
Portugal	26.94	31.14	15.6%
Poland	16.79	21.99	31.0%
Chile	9.02	9.34	3.6%
Mexico	30.54	17.81	-41.7%
France	5.60	4.61	-17.7%
United Kingdom	3.67	2.65	-27.9%
Morocco	0.53	0.47	-10.7%
TOTAL	**409.37**	**393.96**	**-3.8%**

Figures in euro million

Chain Sales

	2000	2001	2001 vs 2000
SPAIN	**316.28**	**305.95**	**-3.3%**
INTERNATIONAL			
Portugal	5,401	6,242.89	15.6%
Poland	67.16	80.23	19.5%
Chile	4,498.86	5,237.50	16.4%
Mexico	267.05	149.28	-44.1%
France	36.72	30.23	-17.7%
United Kingdom	2.24	1.64	-26.8%
Morocco	5.17	4.73	-8.5%

Figures in local currency

TELEPIZZA®

Profit and Loss Account

	2000	%	2001*	%	2001 vs 2000 %
Turnover	335.24	100.00%	328.22	100.00%	-2.10%
Other operating income	10.12	3.02%	14.64	4.46%	44.65%
TOTAL OPERATING INCOME	**345.36**	103.02%	**342.85**	104.46%	-0.73%
Cost of goods sold	**-94.17**	-28.09%	**-92.11**	-28.06%	-2.19%
GROSS MARGIN	**251.19**	74.93%	**250.74**	76.40%	-0.18%
Personnel Cost	-116.16	-34.65%	-109.98	-33.51%	-5.32%
Other operating expenses	-83.32	-24.85%	-87.60	-26.69%	5.14%
EBITDA	**51.71**	15.42%	**53.16**	16.20%	2.81%

Figures in euro million

**Preliminary data before auditing*

TELEPIZZA®

EBITDA Breakdown

	2000		2001*		2001 vs 2000 %
	Mill euro	% Ventas	Mill euro	% Ventas	
Spain	**50.78**	**20.3%**	**46.00**	**19.2%**	**-9.4%**
International	**0.93**	**1.1%**	**7.16**	**8.0%**	**673.9%**
Portugal	3.75	16.9%	4.66	18.5%	24.2%
Poland	0.92	5.5%	0.42	1.9%	-54.7%
Chile	1.77	20.8%	1.89	21.2%	6.9%
Mexico	-1.93	---	3.56	13.1%	----
France	-2.42	---	-2.01	---	16.8%
United Kingdom	-0.94	---	-1.20	---	-27.3%
Morocco	-0.22	---	-0.16	---	29.6%
TOTAL	**51.71**	**15.4%**	**53.16**	**16.2%**	**2.8%**

Figures in euro million

**Preliminary data before auditing*

TELEPIZZA®

Profit and Loss Account

	2000	%	2001	%	2001 vs 2000
EBITDA	**51.71**	15.74%	**53.16**	**16.20%**	**2.80%**
Depreciation and amortization	-19.96	-6.07%	-20.44	-6.23%	2.38%
EBIT	**31.75**	9.66%	**32.73**	**9.97%**	**3.07%**
FINANCIAL RESULT	**-5.35**	-1.63%	**-4.68**	-1.43%	-12.52%
Share in profits from companies consolidated under the equity met	-0.30	-0.09%	-2.34	-0.71%	680.00%
Negative consolidation difference reverted	0.98	0.30%		0.00%	---
Amortization of consolidated goodwill	-1.48	-0.45%	-1.50	-0.46%	1.35%
ORDINARY RESULT	**25.60**	7.79%	**24.21**	**7.37%**	**-5.45%**
EXTRAORDINARY RESULT	**-14.18**	**-4.32%**	**-19.22**	**-5.86%**	**35.54%**
CONSOLIDATED RESULT BEFORE TAXES	**11.42**	3.48%	**4.99**	**1.52%**	**-56.35%**
Corporation Tax	-5.63	-1.71%	0.07	0.02%	---
CONSOLIDATED RESULT	**5.79**	1.76%	**5.06**	**1.54%**	**-12.69%**
Result allocated to minority interests	-0.75	-0.23%	0.06	0.02%	---
RESULT ALLOCATED TO THE PARENT COMPANY	**5.04**	1.53%	**5.13**	**1.56%**	**1.69%**

Figures in euro million
**Preliminary data before auditing*

TELEPIZZA®

Profit and Loss Account

Main Extraordinary Expenses

	2001*
Own Stock	6.03
U.K.	3.20
France	3.92
Morocco	0.40
Disposals of assets in Spain	2.43

Figures in euro million

**Preliminary data before auditing*

TELEPIZZA®

Profit and Loss Account

Comparable Results

	2000	2001*	Δ %
Results before taxes	11.42	5	**-56.2%**
Own Shares provision effect on P/L	0	6.03	
COMPARABLE RESULTS BEFORE TAXES	**11.42**	**11.03**	**-3.4%**

Figures in euro million

**Preliminary data before auditing*

TelePizza®

Stores

	2000	2001
SPAIN	**532**	**539**
Traditional concept + ministores	528	532
Restaurants	4	7
INTERNATIONAL	**316**	**328**
PORTUGAL	46	53
POLAND	60	70
CHILE	23	26
MEXICO	140	132
FRANCE	31	31
U.K	13	13
MOROCCO	3	3
TOTAL	**848**	**867**

TELEPIZZA®

2002 PROJECTS

TELEPIZZA®

SPAIN

TELEPIZZA®

Change of pizza delivery business model in Spain

- **New value added alternatives for the consumer:**
  - 1st quarter : Market testing
  - 2nd quarter : Launch
- **New industrial model:**
  - Opening new factory
  - Logistics rationalisation
- **Information and communication systems**
  - Possibility of store remote order taking { Interactive TV / Mobile / Internet }
  - Use of database capabilities

TELEPIZZA®

Change of pizza delivery business model in Spain

Operations:

» New store management model

- Decentralisation and search for new commercial activities and customer service
- Saving in supervision

» Continuity in the strategy of achieving a percentage of company owned versus franchised stores similar to the fast food industry

TELEPIZZA®

Restaurants

- Consolidation of La Piazza company owned outlets
- Development strategy through franchising
- Planned openings for 2002: 14

INTERNATIONAL

TELEPIZZA®

2002: International

- **Portugal, Poland and Chile;**
  - » Maximizing profitability
  - » Growth continuity

- **France;**
  - » Support to Masterfranchisee in the business plan development

- **Mexico;**
  - » 1st Semester: Deciding on model concept depending on location
  - » 2nd Semester: Model development

TELEPIZZA®

Openings plan for 2002

	2001	2002	Δ
SPAIN	**539**	**593**	**54**
Traditional+Mini shop Concept	532	572	40
Telepizza restaurants	7	21	14
INTERNATIONAL	**328**	**344**	**16**
PORTUGAL	53	63	10
POLAND	70	77	7
CHILE	26	27	1
MEXICO	132	132	0
FRANCE	31	45	14
U.K	13	0	-13
Morocco	3	0	-3
TOTAL	**867**	**937**	**70**

TELEPIZZA®